As filed with the Securities and Exchange Commission on December 3, 1996
                                                     Registration No. 333-4436

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------



                         POST-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                        EQUITY CORPORATION INTERNATIONAL
             (Exact name of registrant as specified in its charter)

              Delaware                                      75-2521142
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      Identification No.)

                                                          W. Cardon Gerner
                                                      Senior Vice President -
   415 South First Street                            Chief Financial Officer
          Suite 210                           415 South First Street, Suite 210
     Lufkin, Texas 75901                                Lufkin, Texas 75901
       (409) 634-1033                                      (409) 634-1033
 (Address,  including zip code,              (Name, address, including zip code,
 and telephone number, including             and  telephone  number,  including
 area  code,  of  registrant's               area code, of agent for service)
 principal executive offices)



                               ------------------


                                    Copy to:
                             William N. Finnegan, IV
                             Andrews & Kurth L.L.P.
                            4200 Texas Commerce Tower
                              Houston, Texas 77002

                               ------------------


         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_| ___________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                               ------------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

          Equity Corporation International (the "Company") has previously registered 45,325 shares of its common stock, par value $.01 per share ("Common Stock"), on Form S-3 (Registration No. 333-4436) (the "Registration Statement"), none of which shares have been sold as of the date hereof. This Post-Effective Amendment No. 1 to the Registration Statement ("Post-Effective Amendment No. 1") is filed in accordance with Rule 416(b) under the Securities Act of 1933, as amended, to reflect an increase in the number of shares of Common Stock registered. Pursuant to said Rule 416(b), the Registration Statement is deemed to cover an additional 22,662 shares of Common Stock (for an aggregate of 67,987 shares of Common Stock) resulting from the dividend of .5 shares of Common Stock per issued and outstanding share of Common Stock paid on October 2, 1996 to stockholders of record on September 23, 1996. This Post-Effective Amendment No. 1, which also generally updates the information contained in the prospectus included in the Registration Statement, is filed prior to the offering of such additional shares of Common Stock.

                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 1996

                                  67,987 Shares

                        EQUITY CORPORATION INTERNATIONAL

                                  Common Stock

                           ---------------------------


         This Prospectus relates to 67,987 shares (the "Offered Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Equity Corporation International ("ECI" or the "Company") which are being sold by the selling stockholder named herein (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Offered Shares by the Selling Stockholder, but will incur certain expenses in connection with the offering.
See "Selling Stockholder."

         The Selling Stockholder may from time to time sell all or a portion of the Offered Shares only in transactions directly with a "market maker" (as that term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")), at market prices then prevailing or related to the then current market price or at negotiated prices. See "Plan of Distribution." The Selling Stockholder and any "market maker" participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of the Offered Shares by the Selling Stockholder and any commissions received by any such "market maker" may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Common Stock is quoted on the Nasdaq National Market under the symbol "ECII." The last reported sale price of the Common Stock on the Nasdaq National Market on December 2, 1996 was $21 1/2 per share.

         The Offered Shares have not been registered for sale under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Offered Shares should confirm the registration thereof under the securities laws of the states in which such transactions occur, or the existence of an exemption from registration.

                           ---------------------------



         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

                           ---------------------------



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           ---------------------------




             The date of this Prospectus is            , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission:
Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. The Company's Common Stock is quoted on the Nasdaq National Market and, as a result, the Company also files reports, proxy statements and other information with The Nasdaq Stock Market, and such reports, proxy statements and other information are available for inspection at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. The Registration Statement and other information filed by the Company with the Commission are also available at the web site of the Commission at http://www.sec.gov.

          The Company has filed with the Commission a Registration Statement on Form S-3 (Reg. No. 333-4436) (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, at the public reference facilities maintained by the Commission in Washington, D.C. and copies of such material may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;
          (ii) the  Company's  Quarterly  Reports on Form 10-Q for the  quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;
          (iii)the Company's  Current Report on Form,  8-K, dated  September 22,
               1995, as amended by the Form 8-K/A, filed November 6, 1995, and the Company's Current Reports on Form 8-K, dated April 24, 1996, September 11, 1996, September 18, 1996 and September 30, 1996;
          (iv) the Report of Independent Accountants, Coopers & Lybrand L.L.P., dated July 15, 1994 and the consolidated balance sheet of MLI/The Loftis Corporation as of December 31, 1992 and 1993, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows of MLI/The Loftis Corporation for the three years in the period ended December 31, 1993 included in the Company's Registration Statement on Form S-1 (Reg. No. 33-82546);
          (v) the pro forma statement of operations of the Company for the year ended December 31, 1995 included in the Company's Registration Statement on Form S-3 (Reg. No. 333-2744); and
          (vi) the description of the Common Stock contained in the Company's registration statement on Form 8-A (File No. 0-24728) filed with the Commission on August 23, 1994 pursuant to Section 12 of the Exchange Act, as amended by Amendment No. 1 on Form 8-A/A filed with the Commission on October 6, 1994 and Amendment No. 2 on Form 8-A/A filed with the Commission on September 11, 1996.

         All  documents  filed by the Company  with the  Commission  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents, including exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be made to: Equity Corporation International, 415 South First Street, Suite 210, Lufkin, Texas 75901, Attention: Corporate Secretary; telephone (409) 634-1033.

                                  RISK FACTORS

         In addition to the other information set forth or incorporated by reference in this Prospectus, the following factors should be considered carefully by prospective investors before purchasing the Common Stock offered hereby.

COMPETITION FOR ACQUISITIONS

         To date, the Company has expanded its operations principally through the acquisition of established funeral homes and cemeteries. Acquisitions of premier funeral homes and cemeteries primarily in non-metropolitan areas of the United States with demographic profiles that the Company believes are favorable will continue to be a key component of the Company's business strategy. Competition in the acquisition market is currently intense, and prices paid for funeral homes and cemeteries have increased substantially in recent years. In addition, the three largest publicly held North American death care companies, all of which have significantly greater financial and other resources than the Company, are actively engaged in acquiring funeral homes and cemeteries in a number of markets, including certain non-metropolitan areas. Accordingly, no assurance can be given that the Company will be successful in expanding its operations through acquisitions or that funeral homes and cemeteries will be available at reasonable prices or on reasonable terms.

TREND TOWARD CREMATION

         There is an increasing trend in the United States toward cremation as an alternative to traditional burial. According to industry studies, cremations represented approximately 21% of all dispositions of human remains in the United States in 1994, as compared with approximately 10% in 1980. Cremation is increasingly marketed as part of a complete death care package that includes a funeral service and traditional memorialization. While cremations have historically generated gross profit percentages similar to those for traditional funeral services, cremations generally result in lower average revenue and gross profit dollars when compared to traditional funeral services. A substantial increase in the rate of cremations performed by the Company could have a material adverse effect on the Company's results of operations.

CONTROL BY PRINCIPAL STOCKHOLDER

         As of November 1, 1996, Service Corporation International ("SCI") (through its wholly owned subsidiary, Investment Capital Corporation ("ICC")) owned approximately 41.6% of the outstanding shares of Common Stock. As a result of SCI's ownership of Common Stock, it is likely that SCI will be able to effectively control the outcome of elections of the Company's directors and certain other matters requiring the vote of the Company's stockholders.

POTENTIAL CONFLICTS OF INTEREST WITH SCI

         SCI is a major provider of death care services and products in the United States. T. Craig Benson, a Vice President of SCI and the President of ICC, is a director of the Company. Conflicts of interest may arise between the Company and SCI to the extent that competition exists or develops in the future between the funeral home and cemetery operations of the Company and SCI or in connection with their respective acquisition programs. Currently, there are only a limited number of geographic areas where both the Company and SCI operate funeral homes or cemeteries. The Company, however, has from time to time found itself in competition with SCI for specific acquisitions. There can be no assurance that competition with SCI, for acquisitions or otherwise, will not increase in the future.

FEDERAL TRADE COMMISSION CONSENT ORDERS

         SCI is subject to five consent orders (the "Consent Orders") issued by the Federal Trade Commission (the "FTC"), pursuant to which SCI and its subsidiaries are prohibited for certain specified periods from acquiring existing funeral homes, cemeteries and cremation facilities in specified market areas without giving prior notice to the FTC.

The Consent Orders prohibit SCI and its subsidiaries from acquiring existing (i) funeral homes in Waycross, Gainesville and Rome, Georgia and Fort Smith, Arkansas and surrounding areas until October 2001, (ii) funeral homes in certain portions of San Bernardino and Riverside Counties, California until February 2002, (iii) funeral homes in Chattanooga and Soddy Daisy, Tennessee and La Fayette and Savannah, Georgia and surrounding areas until June 2004, (iv) funeral homes and cemeteries in Jackson County, Oregon until June 2005, (v) funeral homes, cemeteries and cremation facilities in Amarillo, Texas until April 2006, (vi) funeral homes and cemeteries in Brevard County, Florida until April 2006 and (vii) funeral homes in Lee County, Florida until April 2006, without giving prior notice to the FTC. Because of the extent of SCI's beneficial ownership of Common Stock, acquisitions by the Company of funeral homes, cemeteries and cremation facilities in the covered market areas without giving prior notice to the FTC might result in a violation of such Consent Order. The Company believes that compliance with these Consent Orders, if required, will not materially adversely affect the Company's funeral home and cemetery acquisition program.

DEPENDENCE UPON KEY PERSONNEL

         The Company believes that its continued success will depend to a significant extent upon the abilities and continued efforts of its existing senior management. The loss of key members of the Company's senior management could adversely affect the Company's continued ability to compete in the death care industry. The Company has entered into employment agreements with its principal executive officers. The Company's future success will also depend upon its ability to attract and retain skilled funeral home and cemetery management personnel.

REGULATION

         The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of the Company's business. The impact of such laws, ordinances and regulations varies depending on the location of the Company's funeral homes and cemeteries. Among the regulations applicable to the Company are those requiring the establishment and maintenance of trust accounts for the deposit of certain funds obtained from the purchasers of preneed funeral contracts and preneed cemetery merchandise and trust accounts for the perpetual care of cemetery properties. The Company has put in place various safeguards in an effort to ensure that funds are deposited in such trust accounts as required and that improper withdrawals from such trust accounts do not occur.

         From time to time, federal and state regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. If adopted, such legislation or regulations could have a material adverse effect on the Company's results of operations.

         Approximately 54% of the Company's funeral home net revenues (approximately 31% of the Company's total net revenues) for the year ended December 31, 1995 was attributable to funeral home operations in Texas, and approximately 32% of the Company's cemetery net revenues (approximately 14% of the Company's total net revenues) for the year ended December 31, 1995 was attributable to cemetery operations in North Carolina. Any material adverse change in the regulatory requirements applicable to Texas funeral home operations or North Carolina cemetery operations could have a material adverse effect on the Company's results of operations.

ANTI-TAKEOVER PROVISIONS

         The Company's Amended and Restated Certificate of Incorporation ("Charter") and Amended and Restated Bylaws ("Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, providing for a Board of Directors with staggered, three-year terms, requiring supermajority or class voting to effect certain amendments to the Charter and Bylaws, limiting the persons who may call special stockholders' meetings, limiting stockholder action by written consent and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, the Company's Board of Directors has adopted a preferred share rights plan. The rights plan, as well as certain provisions of Delaware law, may also have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal.

SHARES ELIGIBLE FOR FUTURE SALE

         As of November 1, 1996, there were 19,216,334 shares of Common Stock issued and outstanding. Approximately 8,700,000 shares of Common Stock held by existing stockholders of the Company are "restricted securities" within the meaning of Rule 144 under the Securities Act. The Company believes that a substantial number of these "restricted" shares of Common Stock are currently eligible for resale subject to the volume, manner of sale and other limitations of Rule 144. The Company is a party to an agreement with SCI and an executive officer of the Company that grants them certain registration rights. In addition to the shares of Common Stock offered by this Prospectus, the Company maintains a shelf registration statement for the benefit of participants in a stock option plan of SCI covering, as of October 31, 1996, the offer and sale of up to 696,501 shares of the Company's Common Stock and a shelf registration statement covering up to 1,484,601 shares of Common Stock which may be offered and issued from time to time by the Company in connection with its acquisition of the securities and assets of other businesses.

         An aggregate of 1,950,000 shares of Common Stock are currently reserved for issuance pursuant to the Company's 1994 Long-Term Incentive Plan (the "Incentive Plan"). As of November 1, 1996, there were 818,652 shares of Common Stock issuable upon the exercise of options granted under the Incentive Plan, 266,919 of which were immediately exercisable. The Company has registered all shares of Common Stock issuable pursuant to the Incentive Plan pursuant to a registration statement on Form S-8 filed with the Commission.

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION

         The shares offered hereunder may only be offered if a current prospectus relating to the shares is then in effect under the Securities Act and such securities are qualified for sale under applicable state securities or
"blue sky" laws or exemptions from such registration and qualification requirements are available.

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

         This Prospectus, including the documents incorporated or deemed to be incorporated by reference herein, contains forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this Prospectus, or in the documents incorporated or deemed to be incorporated by reference herein, the words "anticipate," "believe," "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus and in any of the documents incorporated or deemed to be incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements and information.

                                   THE COMPANY

         The Company is the fourth largest publicly traded provider of death care services and products in the United States, primarily serving communities located in non-metropolitan areas. As of November 1, 1996, the Company operated 168 funeral homes and 62 cemeteries in 23 states.

         The Company commenced operations in May 1990 with the acquisition of 71 funeral homes and 3 cemeteries from SCI. Effective January 1, 1994, the Company significantly expanded its cemetery operations through the acquisition of MLI/The Loftis Corporation ("MLI"), which operated 40 cemeteries and 4 funeral homes. In addition to its acquisition of MLI, the Company acquired 12 funeral homes and 5 cemeteries in 1994 for purchase prices totaling approximately $13.5 million and 27 funeral homes and 13 cemeteries in 1995 for purchase prices totaling approximately $41.1 million.

         The Company's funeral homes perform all of the services related to funerals, provide funeral facilities and vehicles and sell related merchandise. The Company's funeral homes are primarily located in communities with populations ranging from 10,000 to 250,000 residents. The Company's cemeteries perform all of the services related to interment and sell cemetery interment rights, mausoleum spaces and related merchandise. The Company's cemeteries are primarily located in communities with populations ranging from 75,000 to 500,000 residents. In order to improve the efficiency and profitability of its operations, the Company's funeral homes and cemeteries are generally operated in "clusters" or groups within a given geographic area. The clustering of funeral homes and the clustering of cemeteries provide opportunities to share personnel, vehicles and other resources, effect operating and administrative cost reductions and implement revenue enhancing cross-marketing programs.

         ECI believes it is differentiated from the other large, national death care companies by its focus on the consolidation of funeral homes and cemeteries in non-metropolitan areas of the United States. The Company has focused on non-metropolitan areas in order to take advantage of the unique opportunities offered by such areas as compared to metropolitan areas, including (i) the opportunity to establish and maintain higher market shares as a result of the smaller number of death care providers typically found in a non-metropolitan area, (ii) the relatively lower level of competition for acquisitions and (iii) the Company's belief that there is the stronger preference for traditional funeral services and burials.

         The Company's principal executive office is located at 415 South First Street, Suite 210, Lufkin, Texas 75901, and its telephone number is (409) 634-1033.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of the Offered Shares by the Selling Stockholder.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table presents selected financial and operating data for the Company as of the dates and for the periods indicated. The financial data presented below has been derived from the Company's consolidated financial statements. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus.


                                                                                        Year ended December 31,


                                                                  1995          1994        1993(1)     1992(1)    1991(1)
                                                                  ----          ----        -------     -------    -------
                                                                           (In thousands, except per share data)

   INCOME STATEMENT DATA:
    Net revenues:
      Funeral...............................................  $  36,261    $  27,382     $  21,432   $  19,525  $  19,413
      Cemetery..............................................     27,740       21,919           847         865        773
                                                                 ------       ------        ------       ------    ------
        Total net revenues..................................     64,001       49,301        22,279      20,390     20,186
    Gross profit:
      Funeral...............................................      8,819        7,580         6,118       3,399      2,917
      Cemetery..............................................      8,477        6,157            47          59         78
                                                                  -----        -----         -----       -----      -----

        Total gross profit..................................     17,296       13,737         6,165       3,458      2,995
    General and administrative expenses.....................      4,782        3,885         1,521       1,093        765
                                                                  -----        -----         -----       -----      -----
    Income from operations..................................     12,514        9,852         4,644       2,365      2,230
    Interest expense........................................      2,207        3,178           701         556        533
                                                                  -----        -----         -----       -----      -----
    Income before income taxes and extraordinary item.......     10,307        6,674         3,943       1,809      1,697
    Provision for income taxes..............................      4,071        2,728         1,388         598        807
    Extraordinary item, net.................................         --         (198)           --          --         --
                                                                  -----        -----         -----       -----      -----
    Net income..............................................      6,236        3,748         2,555       1,211        890
    Preferred stock dividends...............................         --           --         1,563       1,563      1,531
                                                                  -----        -----         -----       -----      -----

    Net income (loss) attributable to common stock..........  $   6,236     $  3,748      $    992      $ (352) $    (641)
                                                              =========     ========      ========      ======  =========

      Continuing operations.................................  $    0.42      $  0.39       $  0.15     $ (0.49) $   (0.89)
      Extraordinary item....................................         --        (0.02)           --          --         --
                                                                  -----        -----         -----       -----      ----

      Net income (loss).....................................  $    0.42      $  0.37       $  0.15     $ (0.49) $   (0.89)
                                                              =========      =======       =======     =======  =========

        shares outstanding (2)..............................   14,835         10,002         6,613         717        717
                           ==                                  ======         ======         =====         ===        ===

  BALANCE SHEET DATA:
    Working capital.........................................  $   9,093    $   4,495      $  5,973    $  6,208  $   4,225
    Preneed funeral contracts...............................    102,889       72,318        48,817      41,520     37,227
    Total assets............................................    302,827      210,366        83,095      72,244     66,805
    Deferred preneed funeral contract revenues..............    107,969       76,447        51,640      44,032     39,222
    Long-term debt, net of current maturities...............     54,518        4,037         8,244       6,998      4,729
    Redeemable preferred stock (3)..........................         --           --        20,844      20,844     20,844
    Stockholders' equity (deficit)..........................     91,665       84,083          (503)     (1,495)    (1,143)

(footnotes on following page)




                                                                                     Year ended December 31,
                                                                          --------------------------------------------
                                                                 1995           1994        1993(1)        1992(1)       1991(1)
                                                               ---------      ---------     ---------     ---------      --------

OPERATING DATA:
         Funeral Operations:
           Funeral homes in operation at end of period..          119           95            79             76            82
           Funeral services performed...................        8,332        6,181         5,127          4,753         5,096
           Preneed funeral contracts sold or obtained
              through acquisitions......................       12,415        6,397         2,124          2,462         1,652
           Backlog of preneed funeral contracts at
              end of period.............................       32,199       21,084        16,103         14,979        13,370

         Cemetery Operations:
           Cemeteries in operation at end of period.....           61           48             3              3             3
           Interments performed.........................        7,080        6,283           293            264           286

----------
(1) The Company's financial and operating data as of and for the years ended December 31, 1993, 1992 and 1991 do not reflect the operations of MLI, which were acquired effective January 1, 1994. As a result of the MLI acquisition and certain other factors, the Company believes that its results of operations for 1995 and 1994 are not necessarily comparable with its results of operations for prior periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus.

(2) Earnings (loss) per share is based on the weighted average number of common and equivalent shares outstanding during the period which takes into consideration (i) for 1995, the dilutive effect of stock options and restricted stock issued under the Company's Incentive Plan based on the treasury stock method, (ii) for 1994, 1993, 1992 and 1991, the issuance of 228,375 shares of Common Stock at a price of approximately $6.13 per share in June 1994 reflected under the treasury stock method prior to issuance and (iii) for 1993, the dilutive effect of a warrant exercisable for common shares held by SCI. The redeemable preferred stock dividends are deducted from the 1993, 1992 and 1991 net income for purposes of calculating earnings (loss) per share. The weighted average number of common and equivalent shares outstanding reflects a 579-for-one stock dividend in June 1994 and a 3-for-2 stock dividend in October 1996.

(3) Effective January 1, 1994, the Company's redeemable preferred stock and the warrant exercisable for common shares held by SCI were exchanged for 5,896,860 shares of Common Stock and the common shares held by James P. Hunter, III, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, were exchanged for 628,410 shares of Common Stock.

                               SELLING STOCKHOLDER

         This Prospectus relates to the sale by the Selling Stockholder from time to time of up to 67,987 shares of Common Stock. The Selling Stockholder and the Company are parties to a registration rights agreement that was entered into in connection with the Company's acquisition of a funeral home business. The Selling Stockholder acquired the shares of Common Stock in connection with the Company's acquisition of such funeral home business. The shares of Common Stock offered by the Selling Stockholder are included in the Registration Statement of which this Prospectus is a part pursuant to such registration rights agreement. Under such registration rights agreement, the Company and the Selling Stockholder have agreed to indemnify each other against certain liabilities that may arise in connection with the Registration Statement, including liabilities under the Securities Act. The following table sets forth as of November 1, 1996 certain information with respect to the Selling Stockholder.


                                                                                                        Number of
                                                     Shares Beneficially          Number of        Shares Beneficially
                                                        Owned Before               Shares              Owned After
               Selling Stockholder                        Offering              Being Offered         Offering (2)
               -------------------                       ----------             -------------        -------------
                                                    Number        Percent
                                                    ------        -------

Duane B. Nelson Revocable Trust.............        67,987          (1)             67,987                -0-

----------
(1)      Less than 1%.

(2) Assumes all Offered Shares are sold in this offering. There is no assurance that the Selling Stockholderwill sell any or all of the Offered Shares.



         The Selling Stockholder has agreed to utilize this Prospectus to sell the shares offered by it only in transactions directly with a "market marker" (as that term is defined in the Exchange Act) acceptable to the Company.

         The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the Offered Shares including, but not limited to, all registration and filing fees, the Nasdaq National Market listing fee, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholder will pay all brokerage fees and commissions, if any, incurred in connection with the sale of the Offered Shares.

                              PLAN OF DISTRIBUTION

         The Selling Stockholder may sell the Offered Shares from time to time only in transactions directly with a "market maker" at market prices then prevailing or related to the then current market price or at negotiated prices. The Selling Stockholder and any "market maker" participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Offered Shares by the Selling Stockholder and any such "market maker" may be deemed to be underwriting discounts or commissions under the Securities Act.

         The Company and the Selling Stockholder have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholder may indemnify any "market maker" that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         The Selling Stockholder may sell the Offered Shares only if such securities are qualified for sale under applicable state securities or "blue sky" laws or exemptions from such registration and qualification requirements are available.


                                  LEGAL MATTERS

         The validity of the Offered Shares will be passed upon by Andrews & Kurth L.L.P., Houston, Texas.


                                     EXPERTS

         The consolidated balance sheet of the Company as of December 31, 1995 and 1994 and the consolidated statements of operations, changes in stockholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 1995, and related financial statement schedule; the consolidated balance sheet of MLI as of December 31, 1993 and 1992 and the consolidated statements of income, stockholders' equity and cash flows of MLI for each of the three years in the period ended December 31, 1993; and the combined balance sheet as of December 31, 1994 of Byrd Funeral Home, Inc. and Byrd-Williams Funeral Home, Inc., Gray Brown-Service Mortuary and Mickelson Brown-Service Funeral Home, Inc., and Hollis-Thurmond-Hall, Inc. (the "Acquired Businesses") and the combined statements of operations, stockholders' equity and cash flows of the Acquired Businesses for the year ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------


No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in or incorporated by reference in this Prospectus in connection with the offering herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than those specifically offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date.


                           ---------------------------




                                TABLE OF CONTENTS


                                              Page

Available Information........................   2
Incorporation of Certain Documents
   by Reference..............................   2
Risk Factors.................................   4
The Company..................................   7
Use of Proceeds..............................   7
Selected Financial and Operating Data........   8
Selling Stockholder..........................  10
Plan of Distribution.........................  11
Legal Matters................................  11
Experts......................................  11

--------------------------------------------------------------------------------





                                  67,987 Shares



                               EQUITY CORPORATION
                                  INTERNATIONAL

                                  COMMON STOCK




                           ---------------------------


                                   PROSPECTUS

                           ---------------------------

















                                                             , 1996





--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


              All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              The estimated expenses payable by the Company in connection with this offering are as follows:

    Securities and Exchange Commission registration fee ..............$     449
    Accounting fees and expenses......................................    1,000
    Legal fees and expenses...........................................    3,000
    Miscellaneous.....................................................      551
                                                                         ------
         Total.......................................................  $  5,000
                                                                       ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law

         Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

         Amended and Restated Certificate of Incorporation

         Paragraph 13 of the Company's Amended and Restated Certificate of Incorporation provides that no director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

         Amended and Restated Bylaws

         Article VIII of the Company's Amended and Restated Bylaws further provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by applicable law. The Company is generally required to indemnify its directors, officers, employees and agents against all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the person's position with the Company or another entity that the person serves at the Company's request, subject to certain conditions, and to advance funds to enable them to defend against such proceedings.

         Indemnification Agreements

         The Company has entered into indemnification agreements with each of its directors and executive officers, which agreements contain provisions indemnifying such parties against certain liabilities within the scope required by the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

         Insurance

         The Company maintains directors' and officers' liability insurance covering such persons in their official capacities with the Company and its subsidiaries.

ITEM 16.      LIST OF EXHIBITS.

      5.1         Opinion of Andrews & Kurth L.L.P.
     23.1         Consent of Coopers & Lybrand L.L.P.
     23.2         Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)
     24.1* Powers of attorney (included on the signature page contained in Part II of this Registration Statement)
----------
* Previously filed.

ITEM 17.      UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LUFKIN, STATE OF TEXAS, ON THE 3RD DAY OF DECEMBER, 1996.

                                      EQUITY CORPORATION INTERNATIONAL


                                      By:       /s/ James P. Hunter, III
                                             ---------------------------------
                                                    James P. Hunter, III
                                              Chairman of the Board, President
                                                and Chief Executive Officer


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THE 3RD DAY OF DECEMBER, 1996, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                  Signature                               Title
                  ---------                               -----


    /s/ James P. Hunter, III                 Chairman of the Board, President
    ------------------------                 and Chief Executive Officer
      James P. Hunter, III                   (Principal executive officer)



      /s/ W. Cardon Gerner                   Senior Vice Presodent - Chief
     ------------------------                Financial Officer (Principal
        W. Cardon Gerner                     financial and accounting officer)




                                             Director
     ------------------------
        T. Craig Benson


                                             Director
     ------------------------
        Jack T. Hammer


        THOMAS R. McDADE*                    Director
     ------------------------
        Thomas R. McDade


        KENNETH W. SMITH*                    Director
     ------------------------
        Kenneth W. Smith

*By:    /s/ W. Cardon Gerner                 Director
     ------------------------
        W. Cardon Gerner
        Attorney-in-Fact

                                                   EXHIBIT INDEX




                                                                 Sequentially
Exhibit                                                             Numbered
 Number                         Description                            Page
 ------                         -----------                            ----
5.1                 Opinion of Andrews & Kurth L.L.P.
23.1                Consent of Coopers & Lybrand L.L.P.
23.2                Consent of Andrews & Kurth L.L.P.
                    (included in Exhibit 5.1)
24.1*               Power of attorney (included on the
                    signature page contained in Part II
                    of this Registration Statement)

----------------
*Previously filed